

October 7, 2024

Julie Streich
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

  Re: Barnes Group Inc.
    Form 10-K for the Year Ended December 31, 2023
    Form 8-K furnished July 26, 2024
    File No. 001-04801

Dear Julie Streich:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23

1. We note your disclosure on page 23 that organic sales (net sales excluding foreign currency translation, acquisition and divestiture impacts) increased by $64.5 million, or 5.1%, almost entirely driven by an increase of $64.4 million, or 15.0%, at Aerospace, whereas Industrial was organically flat versus the prior year period. You also disclose organic sales growth in the bullet points at the top of your earnings release furnished on Form 8-K as well as in the subsequent segment discussions. Please note that disclosure of organic sales or sales growth is a non-GAAP financial measure and should be accompanied a reconciliation of organic sales growth to GAAP sales growth. See guidance Item 10(e) of Reg S-K. Please revise future filings accordingly.

Results of Operations, page 25

2. We note your disclosure at the top of page 26 that excluding the goodwill impairment charge and gain on sale of the Businesses, operating profit and operating margin during the second quarter of 2024 were $41.4 million and 10.8%, respectively. You also disclose in the Financial Performance by Business Segment section on page 29, that for the Industrial segment, excluding the goodwill impairment charge, operating profit during 2022 was $49.1 million. Please note that these disclosures represent Non-GAAP financial measures as they exclude amounts that are required by GAAP to be included in the applicable performance measure. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K or alternatively, remove the Non-GAAP measures.

Critical Accounting Estimates, page 35

3. We note your disclosure that based on your assessment as of April 1, 2023, the estimated fair value of the Automation reporting unit, which represents the 2018 acquisition of Gimatic, exceeded its carrying value, while the estimated fair value of each of the remaining reporting units significantly exceeded their carrying values. We also note that the goodwill related to the Automation reporting unit was $198.8 million at December 31, 2023. For any reporting units where the fair value does not substantially exceed book value, please disclose the following:
    *   percentage by which fair value exceeded carrying value at the date of the most recent test,
    *   a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
    *   a discussion of the degree of uncertainty associated with the assumptions; and
    *   a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Consolidated Statements of Income, page 42

4. We note from your disclosure in the notes to the financial statements in both the 10-K for the year ended December 31, 2023 and the Form 10-Q for the quarter ended June 30, 2024, that the Aerospace Aftermarket business has been increasing in proportion to your consolidated sales and represented approximately 11% of consolidated revenue at December 31, 2023 and 21% of consolidated revenue at June 30, 2024. We also note that this business provides aircraft engine component MRO services, including services performed under your Component Repair Programs ("CRPs"), for many of the world's major turbine engine manufacturers, commercial airlines and the defense market, and also include the manufacture and delivery of aerospace aftermarket spare parts. If the amount of revenue generated by services (as opposed to the sale of products) is greater than 10% of consolidated revenue, please revise future filings to separately present revenue related to products and services on the face

of your Consolidated Statements of Income. See requirement in Rule 5-03(b)(1) of
Regulation S-X.

Form 8-K furnished July 26, 2024

Exhibit 99.1 Earnings Release , page 1

5.   We note that footnote (2) on page 4 includes a discussion about the use of the
        Adjusted EBITDA financial measure, including why management uses the measure
        and why you believe it is useful to investors. Please revise this disclosure to include
        the reasons why you believe each of your non-GAAP financial measures provides
        useful information to investors. In this regard, we note that your earnings release
        includes disclosure of the following non-GAAP financial measures: organic sales
        growth, Adjusted Operating margin, Adjusted EBITDA margin, Adjusted EPS, and
        Free Cash Flow. See guidance in Item 10(e)(1)(i)(c) of Regulation S-K. Please revise
        future filings accordingly.

6.   We note that your Updated 2024 Full Year Outlook on page 4 includes disclosure of
        forecasted Free cash flow, forecasted EBITDA margin, forecasted organic sales
        growth, and forecasted Adjusted effective tax rate, among other non-GAAP financial
        measures. In light of the fact that it does not appear that you have included a
        reconciliation of these forecasted measures to their comparable GAAP measures,
        please revise future filings to include reconciliations of all forecasted non-GAAP
        financial measures to the applicable GAAP measure, or alternatively if true, provide
        language that you are relying on the exception provided by Item 10(e)(1)(i)(B) of
        Regulation S-K.

        In closing, we remind you that the company and its management are responsible for
the accuracy and adequacy of their disclosures, notwithstanding any review, comments,
action or absence of action by the staff.

        Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing